UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Executive Management Change

Regulated Information

23 June 2014 – 10:30 pm. CET

DELHAIZE GROUP ANNOUNCES CHANGE IN EXECUTIVE MANAGEMENT

Kevin Holt appointed as new Chief Executive Officer for Delhaize America

BRUSSELS, BELGIUM, 23 June 2014 – Delhaize Group is pleased to announce the appointment of Kevin Holt as Chief Executive Officer for Delhaize America. Mr. Holt, formerly President of Retail Operations at SUPERVALU, will also become a member of the Delhaize Group Executive Committee. He will start effective July 7, 2014 and lead the Group’s U.S. operations.

“I am very pleased to have Kevin join our team”, said Frans Muller, President and Chief Executive Officer of Delhaize Group. “Kevin brings both deep industry experience as well as a comprehensive customer orientation that will help our U.S. operations to continue to implement our existing strategy and build on the strong momentum of recent quarters. I am looking forward to working with him.”

“I am excited about the opportunity to lead Delhaize America and work with Frans, the Delhaize America team and my colleagues in the Group Executive Committee,” said Mr. Holt. He added, “I look forward to reinforcing and executing the strategy and continuing to focus on our customers as I see tremendous opportunity in the business.”

Mr. Holt comes to Delhaize Group with more than 20 years of retail leadership experience in operations, strategy and information technology. Prior to SUPERVALU, he served for three years with Sears Holding Company and 14 years with Meijer, working in various leadership positions including Executive Vice President of Retail Operations and Senior Vice President of Information Technology/Services and Strategic Planning.

Before moving into the retail industry, Mr. Holt spent nine years at NCR delivering technology solutions to large and complex organizations. He holds a B.S. in Business Economics from Ferris State University.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eight countries on three continents. At the end of the first quarter of 2014 Delhaize Group’s sales network consisted of 3 520 stores. In 2013, Delhaize Group posted €20.9 billion ($28.0 billion) in revenues and €179 million ($237 million) in net profit (Group share). At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

U.S. Media Relations +1 (704) 310 2221

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, changes in executive management, anticipated investments in Delhaize Group’s operations in the United States, Belgium, or other countries, timing or savings from store closures, and the anticipated benefits from any new strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, negotiations with unions; disruptions to business caused by strikes; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 24, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President